# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Micropolis AI Robotics, CIK 0001993431
CUSIP: G6083M101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Warehouse 1, Dar Alkhaleej Building, Dubai Production City, Dubai, United Arab Emirates (C0), 000000
Date of event which requires filing of this statement: 09/14/2023
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002142710

## Reporting persons
- Alexander Rugaev: type of reporting person: individual (IN); citizenship or place of organization: United Arab Emirates (C0); sole voting power 2,104,569; shared voting power 0; sole dispositive power 2,104,569; shared dispositive power 0; aggregate amount beneficially owned 2,104,569 (5.9% of the class)
  Comment: On September 14, 2023, Mr. Alexander Rugaev (the "Reporting Person") was issued 2,997,000 Ordinary Shares of Micropolis AI Robotics (the "Issuer"), then known as Micropolis Holding Company, pursuant to a subscription prior to the Issuer's initial public offering. As of the date of this Statement, the Reporting Person beneficially owns 2,104,569 Ordinary Shares of the Issuer. Based on 35,653,447 Ordinary Shares outstanding as of August 21, 2026, the 2,104,569 Ordinary Shares represent approximately 5.90% of the outstanding Ordinary Shares of the Issuer. The Reporting Person has sole voting and dispositive power over these shares and shared voting and dispositive power over 0 shares of the Issuer's stock.

## Item 1. Issuer
Name of issuer: Micropolis AI Robotics
Address of issuer's principal executive offices: Warehouse 1, Dar Alkhaleej Building, Dubai Production City, Dubai, UAE

## Item 2. Person Filing
Name of person filing: Alexander Rugaev
Address of principal business office or, if none, residence: Flat 610, Building ZEN-20, 500/Jabal Ali First, Dubai, UAE
Citizenship: United Arab Emirates

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,104,569
Percent of class: 5.90%
Sole power to vote or to direct the vote: 2,104,569
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,104,569
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Alexander Rugaev: /s/ Alexander Rugaev, Alexander Rugaev (08/21/2026)